                                             UNITED STATES
                                        SECURITIES AND EXCHANGE COMMISSION
                                              Washington, D.C. 20549
                                                    FORM 12b-25

                                            NOTIFICATION OF LATE FILING

                                                                                                     File 811-05438

(Check One)   [   ] Form 10-K       [   ] Form 20-F  [   ] Form 11-K   [   ] Form 10-Q  [ X ] Form N-SAR

For Period Ended:          December 31, 2001

[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q
[  ] Transition Report on Form N-SAR

For the Transition Period Ended: ___________________

                    Read Instruction (on back page) Before Preparing Form. Please Print or Type

Nothing in this form shall be construed to imply that the Commission has verified any information contained herin.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

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 PART I -- REGISTRANT INFORMATION
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American Skandia Life Assurance Corporation Variable Account B (Class 1
Sub-accounts)
Full Name of Registrant

N/A
Former Name if Applicable

One Corporate Drive
Address of Principal Executive Office (Street and Number)

Shelton, Connecticut 06484
City, State and Zip Code

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PART II -- RULES 12b-25(b) AND (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [ X ]

(a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)      The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form
     N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)      The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III -- NARRATIVE
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State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

Registrant was unable to complete and file the Form N-SAR within the prescribed time period due to inadvertent errors in completing the forms that were discovered shortly before submission via EDGAR and needed to be researched and corrected before filing.  Registrant intends to correct each filing and submit the Form N-SAR within the 15-day time period prescribed by Rule 12b-25(b)(2)(ii).

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PART IV-- OTHER INFORMATION
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(1) Name and telephone number of person to contact in regard to this notification

         Scott K. Richardson                     (203)                                           925-3830
                  (Name)                    (Area Code)                               (Telephone Number)

(2)      Have all other periodic reports reports required under Section 13 or 15(d) of the Securities Exchange
     Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceeding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
     Yes

(3)      Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
     No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

               American Skandia Life Assurance Corporation Variable Account B (Class 1 Sub-accounts)
                                   (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 4, 2002                 By:     /s/ Kirk Wickman
                                            Kirk Wickman, Senior Vice President and
                                            General Counsel

INSTRUCTION: The form may be signed by an executive officer of the registrant of by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                                     ATTENTION

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   International misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
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                                               General Instructions
1.       This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the
     Securities Exchange Act of 1934.
2.       One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule0-3 of the
     General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3.       A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4.       Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly indentified as an amended notification.
5.       Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202of Regulation S-T
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     (ss.232.201 orss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of
     Regulation S-T (ss.232.13(b) of this Chapter).